Exhibit 99.1

[ELRON ELECTRONIC INDUSTRIES LTD. LOGO]

                             -FOR IMMEDIATE RELEASE-

                 ELRON ISSUES AUDITED FINANCIAL RESULTS FOR 2006

TEL AVIV, ISRAEL, APRIL 18, 2007 - ELRON ELECTRONIC INDUSTRIES LTD. (NASDAQ AND
TASE: ELRN) today announced that further to its announcement on March 14, 2007, it has issued its audited financial results for 2006 without any change from the unaudited results previously announced on March 14, 2007. Elron's audited financial statements and management report for the year ending 2006 will be made available on the U.S. Securities and Exchange Commission's website at http://www.sec.gov and on the Israel Securities Authority's website at http://www.magna.isa.gov.il.

      ELRON ELECTRONIC INDUSTRIES LTD. (TASE & NASDAQ: ELRN), A MEMBER OF THE IDB HOLDING GROUP, IS A LEADING ISRAEL-BASED TECHNOLOGY HOLDING COMPANY DIRECTLY INVOLVED IN THE LONG-TERM PERFORMANCE OF ITS GROUP COMPANIES. ELRON IDENTIFIES POTENTIAL TECHNOLOGIES, CREATES STRATEGIC PARTNERSHIPS, SECURES FINANCING, AND RECRUITS HIGHLY QUALIFIED MANAGEMENT TEAMS. ELRON'S GROUP COMPANIES CURRENTLY COMPRISE A DIVERSE RANGE OF PUBLICLY-TRADED AND PRIVATELY HELD COMPANIES PRIMARILY IN THE FIELDS OF MEDICAL DEVICES, INFORMATION & COMMUNICATIONS TECHNOLOGY, CLEAN TECHNOLOGY AND SEMICONDUCTORS. FOR FURTHER INFORMATION, PLEASE VISIT WWW.ELRON.COM

CONTACT:

Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

ANY STATEMENTS IN THIS PRESS RELEASE THAT MAY BE CONSIDERED FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. ACTUAL RESULTS MAY DIFFER FROM SUCH
FORWARD-LOOKING STATEMENTS DUE TO THE RISK FACTORS DISCUSSED IN PERIODIC REPORTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH THE COMPANY URGES INVESTORS TO CONSIDER.